

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2012

William E. Saunders, Jr.
Chief Executive Officer
Community Choice Financial Inc.
7001 Post Road, Suite 200
Dublin, Ohio 43016

**Re: Community Choice Financial Inc.
Form S-4
Filed June 22, 2012
File No. 333-182290**

Dear Mr. Saunders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General Comments

1. You identify on the cover page that your company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Prospectus cover page

2. Please revise the cover page to disclose that offerees are required to return the Letter of Transmittal" to participate.

3. With regard to bullet 3, supplementally advise the staff what customary conditions may be waived.

Summary of the Exchange Offer, page 10

4. Revise this section and the next to disclose the following:

- The date the Notes were sold, the exemption relied upon and the names of the initial purchasers;
- The parties that may not participate in the Exchange Offer, such as, affiliates, parties participating in the distributions, etc.;
- A statement that the terms of the Registered Notes and the Issuer are the same as the privately placed Notes or clearly explain any differences; and
- The date the initial purchasers completed the resale of the Notes to qualified institutional buyers.

Overview, page 1

5. Please delete the next to last sentence of the second paragraph where you compare your performance to other companies. This type of information is not considered meaningful without related financial statements and other material information with which to consider it.

6. Please delete the third sentence of the third paragraph. To imply that your customers use your services over those of traditional banks because your services are "less expensive and more convenient" does not appear to be correct based on later disclosure in the filing.

7. Please give the brand name under which your store locations operate or indicate that this is a diverse aspect of your company. We note the related corporate organizational chart on page 9. If there is no principal brand name, please explain in the business section why you operate in this fashion, forgoing the possible economies of scale and benefits of national brand identification.

Products and Services, page 2

8. Please reference more detailed information in the body of the text. For example, we note that the number of active card holders declined as of March 31, 2012, as disclosed on page 5. And the average fee per check cashed declined significantly, as quantified on page 17. While explanation for this may not be warranted in the summary, the reader should not be led to believe that the type of unusually detailed information you are currently providing in the summary is materially complete.

9. Please confirm the "in thousands" designation in the first table on page 3 and the other tables through page 5. Also better explain what the "Loan volume" figure represents.

10. If you continue to give this type of detailed information in the summary, please give the annual compounded rate on an average medium-term loan. We see from later in the filing that this is apparently 395%. Also give the average duration of these loans.

DFS Acquisition, page 6

11. Please quantify the significance of DFS transaction volume.

Ranking, page 12

12. Give the dollar amount of obligations ranking pari passu and senior to the notes being registered. Please also check for a typo just prior to the bullets.

Risk Factors, page 20

13. Please revise your risk factor section to remove risk factors that are not specific to your company. Note, for example, the third from last on page 48 and second from last on page 49. See the Plain English guidance on our web site.

14. Some of your risk factors appear overly long. Note, for example, the second risk factor on page 25 and the two page risk factor on page 32. Please limit your risk factors to a brief description of the risk. You can provide a cross reference to more detailed information in the body of the text.

Pro Forma Financial Information, page 65

15. Please revise to provide the latest interim pro forma information in your next amendment as required by Article 11 of Regulation S-X.

Business, page 94

16. Provide a history of the early development of your company. Identify the role of any key persons involved. As warranted, also address the material involvement and relationships, up to the present, between your company, Golden Gate, James H. Fraunberg 1998 Trust and Diamond Castle. As warranted, please also revise the summary and the risk factor sections to address this and the following two comments.

17. It appears that your company is under the control of Diamond Castle. We note, for example, that the chairman of your company and Diamond Castle is the same person. We also note the apparent majority of board members who are associated with Diamond Castle and Diamond Castle's majority share ownership. Please address this.

18. It appears that possibly 100% of your common stock, or nearly so, is owned by officers, directors and principal shareholders. Please clarify this situation, with quantification.

Principal Shareholders, page 145

19. Identify the natural persons who vote the shares of Diamond Castle Holdings and the funds managed by Golden Gate Capital.

Note 15. Subsequent Events, page F-61

20. We note you acquired the equity interests of Direct Financial Solutions LLC and related entities as of April 1, 2012. Please provide an update of your evaluation of the allocation of the purchase price among the tangible and intangible assets. Please revise the relevant interim footnote in your next amendment as well as the pro forma financial statements, to the extent appropriate.

Exhibits and Financial Statements Schedules, page II-8

21. Regarding Exhibit 5.2 through 5.9, the supporting opinions, reliance on the opinion can be limited with regard to purpose, but not person. Please revise.

Supplemental Letter filed June 22, 2012

22. Make the following revisions and refile the Supplemental letter:

- Revise the entire letter to use the Issuer's name instead of "the Company";
- Delete the parenthetical in the first sentence of paragraph (2);
- Delete the use of the word "secondary" in paragraph (2);
- Revise the last paragraph to use "Outstanding Notes" instead of "Original Notes";
- Add to the last sentence of the last paragraph "and must deliver a Prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; and,
- Delete the entire paragraph (3) and replace it with the following:

Community Choice Financial Inc. will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following provision:

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange Offer.

Make similar revisions to the Form of Transmittal Letter.

Other – Accounting Comment

23. Please provide an updated consent from your independent accountants and update the financial statements as required by Rule 3-12 of Regulation S-X, in your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Thomas at 202-551-3452 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/Michael R. Clampitt

Michael Clampitt
Senior Counsel